0-12033



P.E 4-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUE PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002 *

LM Ericsson Telephone Company,
(Translation of registrant's name into English)

Telefonplan, S-126 25 Stockholm Sweden,
(Address of principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonaktiebolaget LM Ericsson,
(Registrant)

Date April 23, 2002, By

Gary Pinkham
(Signature)

Gary Pinkham
Vice President

* Interim Report
First Quarter Report 2002 (Period Ended March 31, 2002)

0717826



First quarter report 2002
April 22, 2002

For the German market:
Notification pursuant to
Section 15 WpHG

Ericsson realigns operations to strengthen position in prolonged market downturn

- *Mobile Systems orders up 11% sequentially and GSM market share increased*
- *Adjusted income before taxes of SEK -5.4 b.*
- *Sony Ericsson reaches break-even*
- *Proposed rights offering of about SEK 30 b. to strengthen financial and strategic position and flexibility*

PRO FORMA (excl. EPS)	First quarter			Twelve months
SEK b.	2002	2001	Change	2001
Orders	**41.9**	**69.3**	**-40%**	**201.8**
- Systems	37.7	62.8	-40%	183.3
- Other operations	6.3	9.0	-30%	27.4
Sales	**37.0**	**49.8**	**-26%**	**210.8**
- Systems	33.3	44.4	-25%	188.7
- Other operations	5.7	8.0	-29%	31.8
Adjusted Operating Income [1]	**-4.5**	**-4.2**		**-19.5**
- Systems	-2.9	2.0		1.1
- Phones	0.0	-5.5		-14.6
- Other operations	-1.3	-0.4		-4.3
- Unallocated	-0.3	-0.3		-1.7
Adjusted Operating Margin [1]	**-12%**	**-8%**		**-9%**
- Systems	-9%	4%		1%
- Phones	-	-		-
- Other operations	-24%	-5%		-13%
Adjusted Income Before Taxes [1]	**-5.4**	**-4.9**		**-23.2**
Net Income	**-3.7**	**0.4**		**-22.8**
Earnings per share, diluted (SEK)	**-0.38**	**0.05**		**-2.69**
Earnings per share, diluted per U.S. GAAP (SEK)	**-0.36**	**-0.29**		**-3.14**
Cash flow before financing activities	**-4.1**	**-18.1**		**6.9**
Number of employees	**82,012**	**94,960**		**85,198**
[1] Adjusted for:				
- Capital gain, Juniper	-	5.5		5.5
- Non-operational capital gains	0.1	0.0		0.3
- Restructuring charges	-	-		-15.0

CEO COMMENTS

"As expected, this past quarter was very challenging. Many operators have recently lowered investment plans further. As sales will be lower than anticipated, with ongoing aggressive cost cutting we plan to return to profit at some point in 2003," says Kurt Hellström, President and CEO of Ericsson.

"Our order intake demonstrates that the world's leading operators continue to choose our equipment to build-out and upgrade their networks. At the same time, we are expanding our Services business by providing solutions that reduce our customers' operating expenses."

"Our handset strategy is proving successful. Sony Ericsson has now reached a break-even result and at the same time our new Mobile Platforms business is gaining speed with many important licensing agreements."

"In the prolonged industry downturn, there will be winners and losers. We are stronger than ever in 2G and 3G, and we are winning market share in systems and services. With our drive for efficiency, unique competence and premier customer base we will emerge with an expanded position."

"With the proposed rights offering, we will have the financial strength to fully leverage our strong competitive advantage. At the same time, we will also have a robust financial position with increased security if poor market conditions continue or deteriorate further."

OPERATIONAL REVIEW

Comments below refer to pro forma statements unless indicated.

Systems

Orders were down 40% and sales were down 25% compared to the first quarter last year. However, orders increased 10% sequentially from the fourth quarter.

Our Services business continued to grow and now represents 24% of sales. About half of this was systems integration, network operations outsourcing and advisory services, which grew more than 25% reflecting our growing position in this segment.

Adjusted operating income for Systems was negative at SEK -2.9 b. (2.0), resulting in an operating margin of -9% (4%). The change is attributable mainly to lower sales and excess capacity costs, with particularly unfavorable development in Multi-Service Networks. The Efficiency Program has delivered the cost savings we planned, but with the rapid market decline, it has been impossible to reduce cost at the same rate.

Cost reductions and operational realignment

During 2001, we carried out company-wide cost reductions, which are now yielding SEK 20 b. savings on an annual basis. We continue to realign our operations and further reduce our cost base by SEK 10 b. at the end of this year and an additional SEK 10 b. planned for next year. At the end of 2003 our cost base will be SEK 40 b. lower than at the beginning of 2001. Restructuring costs will be taken as incurred with SEK 8.5 b. this year and SEK 2.0 b. in 2003. With the further measures, we expect savings of SEK 28 b. this year, SEK 38 b. next year and the full SEK 40 b. from 2004.

We see an emerging demand for integrated wireless and wireline solutions to achieve common service platforms and transport networks. To address this opportunity we are forming a new business unit by merging Mobile Systems with Multi-Service Networks, including ENGINE.

There is also an increasing demand for our Services offerings as operators seek to reduce cost of running their legacy networks, while transitioning to next generation technology. We are now expanding our Services business to also include a smaller remaining part of Multi-Service Networks as well as TDMA and PDC. This enables us to capitalize on our large installed base in these mature businesses and reduce costs.

Mobile Systems

While Mobile Systems orders declined year-over-year, they increased 11% sequentially which may indicate a moderation of the market decline. The US, China and Sweden as well as several emerging markets, like Saudi Arabia and India improved year-over year. Western Europe, Japan and most of Latin America remained weak.

Sales declined 19% driven mainly by lower demand for TDMA and PDC as operators are migrating to GSM and next generation networks. The GSM/WCDMA track, which excludes CDMA, TDMA and PDC, declined 15%, which is less than the industry. This demonstrates an increased market share and our lead in the North American transition to GSM/GPRS/EDGE. We have been installing 3G/EDGE capable networks for major US operators since September with commercial launch planned during 2003.

MMS services with color pictures and sounds will be significant drivers of GPRS and 3G traffic. We are also taking the lead in this area as demonstrated last week by the world's first nationwide MMS launch and the upcoming multi-national MMS roll-out for a leading global operator.

Multi-Service Networks

Orders and sales continued to decline. The development was driven by the significantly lower demand for traditional circuit-switching equipment, especially in Latin America.

Our ENGINE solution for upgrading circuit-switching networks to next generation packet-switching capability continued to develop favorably with ten new supply agreements during the quarter. We had break through contracts in China, Germany and Africa. However, it was not sufficient to offset the downturn in the circuit-switching part of the business.

The new business unit structure strengthens our unique position and supports our customers' migration to all-IP networks by helping to upgrade their legacy circuit-switching business – of which Ericsson has about 170 million installed lines and trunks.

Our overall role remains unchanged as a key supplier of systems and end-to-end solutions to the world's leading wireline operators.

Phones

Our 50% share of income from Sony Ericsson Mobile Communications is included in "Earnings from Joint Ventures and Associated Companies". The retained activities, including technology licensing and phone manufacturing in China, are reported as part of "Other Operations".

Sony Ericsson Mobile Communications (SEMC)

The new company continues to gain momentum and reports a break-even result for the first quarter, which is earlier than anticipated.

The joint venture shipped 5.8 million phones, generating sales of SEK 10.3 b. A favorable product mix gave a higher than expected average selling price (ASP) and faster return to profit, which reflects the success of models with color screens like the T68 as well as the C1002S in Japan.

The achievement to reach a break-even result with lower volumes than last year demonstrates the success of the restructuring of our phones operations. With a lower cost base we now have a greater flexibility for market fluctuations. The number of employees remained at approximately 4,000. The objective to be profitable for the full year remains.

Other Operations

Adjusted operating income was SEK -1.3 (-0.4) b. reflecting further decline in demand for microelectronic components, cables and enterprise systems. Restructuring activities continue in these areas to restore profitability. The Defense business was profitable also with a minor decline in sales. Mobile Platforms and Bluetooth are still below break-even as we continue to invest in these new businesses.

FINANCIAL REVIEW

Income

In addition to the primary format, financial statements are also reported in a pro forma format. The primary format is based on Swedish GAAP (please see section Accounting Principles), and previous year is restated for consolidation of finance companies previously accounted for according to the equity method. The pro forma format is presented to facilitate comparability between years, and portrays results of operations as if capitalization of development costs were made on a continuous basis, and with results of operations transferred to Sony-Ericsson reported in "Share in earnings of Associated companies and JVs".

Comments below refer to pro forma statements unless otherwise indicated.

Sales were SEK 37.0 b., at the lower end of our expectations and 26% down from last year. The decline in gross margin percentage to 32% from 41% last year is mostly related to product and market mix and capacity costs. However, gross margin improved 5 percentage points compared to the previous quarter as a result of reduced excess capacity.

Operating expenses were SEK 16.8 b. This corresponds to a reduction of SEK 4.6 b. for comparable units year-over-year (excluding expenses from now consolidated finance companies, remaining commitments in mobile phones, higher risk provisions than last year and effects of foreign exchange rates). Adjusted for first quarter seasonality, this reduction confirms the planned SEK 20 b. lower run-rate from the Efficiency Program.

According to new Swedish accounting principles valid from January 1, 2002, certain development expenses shall be capitalized. Net effect of capitalization and amortization of development expenses on income before taxes was insignificant, SEK -0.1 (0) b. However, the capitalization effect in our primary accounts was SEK 1.0 b., due to lower amortizations, as capitalization for primary purposes began January 1, 2002.

Net effects of changes in foreign currency exchange rates was SEK 0.4 b.

Net capital gains of SEK 0.3 b. includes non-operational gains of SEK 0.1 b. from real estate divestitures. Last year's capital gains included 5.5 b. from the sale of shares in Juniper Networks.

Financial net declined to -0.8 (-0.5) b., due to increased net debt.

Adjusted income before tax (pro forma) was -5.4 (-4.9) b., in line with our fourth quarter 2001 guidance. Adjusted income before tax in our primary accounts was higher, -4.3 (-4.9) b., due to the effect of capitalization of development expenses (see section Accounting principles).

Primary earnings per share, diluted, were SEK -0.38 (0.05). Earnings per share diluted according to US GAAP were SEK -0.36 (-0.29).

Balance sheet and financing

In accordance with the new Swedish GAAP valid from January 1, 2002, certain finance companies, which were previously accounted for under the equity method are now consolidated as subsidiaries. As a consequence, customer financing receivables of SEK 8.4 b. that were previously off balance sheet are now reported on balance sheet. It should be noted that this accounting change has not affected the total exposure.

Our total customer financing exposure on- and off-balance increased by SEK 1.3 b. in the quarter to SEK 27.7 b.

In the pro forma balance sheet, intangible assets from capitalization of development costs, SEK 18.8 b., are also included in the opening balance, as if capitalization was made on an ongoing basis. The related tax amount is included among provisions for taxes, and the net value after depreciation and taxes, SEK 13.2 b., is included in stockholder's equity. The effect on the equity ratio was 3 percentage points.

Capitalization of development expenses in our primary accounts was SEK 1.0 b. at the end of the first quarter.

Repayment of loans and negative cash flow before financing activities resulted in a reduction in cash on hand of SEK 13.0 b. Payment readiness was 36% compared to 28% at year-end, maintaining our flexibility to operate under the current market uncertainty. The equity ratio remained at 31% despite the loss in the quarter, benefiting from a reduction in working capital. Net debt increased in the period from SEK 21.0 b. to SEK 25.0 b.

During the first quarter, Moody's reduced our long-term credit rating from Baa1 with negative outlook to Baa2 with negative outlook. Standard and Poor's long-term rating remained unchanged at BBB+ with negative outlook. Our short-term ratings remained at P-2 and A-2 respectively.

Cash flow

Cash flow before financing activities was SEK -4.1 b. Improvements in working capital of SEK 3.5 b. partially balanced the negative cash flow from the loss in the quarter and investments of SEK 1.2 b.

In working capital, we achieved positive cash flow effects from receivables, customer financing and payables. This was, however, partially offset by negative effects related to income taxes, VAT payables, accrued expenses and derivatives. Some of these cash flow effects are normally unfavorable in first quarters due to high sales in fourth quarters.

Although trade receivables had a positive cash flow effect, the development was still unsatisfactory with Days Sales Outstanding (DSO) increasing to 108 days from 88 in the previous quarter. Inventory turns also declined, due to the low sales, from 4.7 times last quarter to 4.1. This is however an improvement compared to Q1 last year at 3.4.

No significant divestitures were made in the quarter.

Proposed authorization for rights offering

The board of Ericsson has resolved that an Extraordinary General Meeting of shareholders be called for 6 June 2002, to authorize the Board to launch a rights offering to the company's shareholders. The intention is that the rights offering shall raise approximately SEK 30 billion. It is proposed that the Board be authorized to formulate the final terms and conditions of the rights offering in order to provide for flexibility in the time table, especially as Ericsson is subject to regulatory approval in several jurisdictions. The terms will be set at the formal launch of the rights issue taking account of the prevailing share price, market conditions and prudent market practice. The proposal is that shares of both series A and series B will carry rights to subscribe for new shares of series B. The rights offering is expected to be carried out before the end of the third quarter 2002. For further details, please refer to the separate press release for the proposed rights offering.

This announcement is not an offer for sale of any securities in any jurisdiction.

MARKET VIEW

We strongly believe that the global telecom equipment market, particularly wireless communication, is a long term growth market. However, 2001 was a challenging year for the whole industry. An improvement in the telecommunications equipment market during the second half of this year was generally anticipated. However, as many operators have recently announced reduced investment plans, we now believe that market conditions will remain weak well into next year.

The mobile systems market is now expected to be down by more than 10% this year compared to our previous estimate of flat to down 10%.

The wireline systems market is expected to continue to shrink during 2002 with traditional circuit-switching declining by about 40%. Wireline infrastructure demand is expected to be especially weak in Latin America and Western Europe.

The actual number of mobile subscribers at year-end 2001 was 935 million. With approximately 45-50 million new subscriptions added during the first quarter, we expect between 175 and 215 million new subscribers during 2002. This reflects an annual growth rate of 18-23% that is close to our previous estimate of 20-25%.

We estimate that approximately 85 million mobile phones were shipped during the first quarter. We expect 400-420 million phones to be shipped this year. Replacement phones with color screens and multi-media capabilities are expected to be the growth drivers.

OUTLOOK

In our fourth quarter report, we indicated that sales of our Mobile Systems were expected to be at least in line with the market development of flat to down 10% during 2002. We also indicated an objective of an operating margin over 5% for the full year, even if net sales declined by as much as 10% compared to 2001.

With our revised view of the outlook for the market in which we operate we now expect to make a loss this year, excluding restructuring costs and non-operational items. With ongoing cost cutting we plan to manage the business to return it to profit at some point in 2003.

Parent Company information

The Parent Company business consists mainly of corporate management and holding company functions. It also includes activities performed on a commission basis by Ericsson Treasury Services AB and Ericsson Credit AB regarding internal banking and customer credit management. The Parent Company has branch- and representative offices in 15 (15) countries.

Net sales for the period amounted to SEK 0.3 (0) b. and income after financial items was SEK 0.3 (0.6) b.

Major changes in the company's financial position were:

Increased current and long-term commercial and financial receivables from subsidiaries of SEK 21.4 b.

Decreased cash and short-term cash investments of SEK 5.1 b.

The investments were financed primarily through increased internal borrowing of SEK 18.8 b. Short- and long-term external borrowing decreased by SEK 4.1 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 43.9 (49.0) b.

The Annual General Meeting decided, in accordance with the proposal from the Board of Directors, that no dividend will be paid in 2002.

Accounting principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 20, Interim reports.

We have changed accounting principles since our latest annual report.

The following Swedish GAAP recommendations are now implemented:

RR 1:00, Consolidated financial statements
RR 15, Intangible assets
RR 16, Provisions, contingent liabilities and contingent assets
RR 17, Impairment of assets
RR 19, Discontinuing operations
RR 21, Borrowing costs
RR 23, Related party disclosures

The only material effects of these new standards relate to RR 1:00, regarding consolidation of controlled companies, and RR 15, regarding capitalization of development costs.

According to RR 1:00 we have consolidated as subsidiaries certain finance companies previously accounted for under the equity method. We have restated previous year in our primary statements.

According to RR 15, we have, starting from January 1, 2002, - without restating of previous years, which is not allowed - capitalized certain development costs.

Since this capitalization generates incomparability between this period and previous periods in the primary accounts, we have decided to also present pro forma statements, where we have assumed that the principle of capitalization of such development costs had been applied in all periods. For this purpose, we have used the amounts for capitalized development costs we already calculated and used in previous periods' reconciliation to US GAAP.

Our pro forma income statement is also adjusted to portray our operations as if the mobile phones operations transferred to the Sony Ericsson joint venture on October 1, 2001, were accounted for under the equity method for the whole year 2001.

Stockholm, April 22, 2002

Kurt Hellström
President and CEO

This interim report is unaudited.

Uncertainties in the Future

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as "anticipates", "expects", "intends", "plans", "predicts", "believes", "seeks", "estimates", "may", "will", "should", "would", "potential", "continue", and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Date for next report: July 19, 2002

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the annual report.

FOR FURTHER INFORMATION PLEASE CONTACT

Investors

Gary Pinkham, Vice President, Investor Relations
Phone: +46 8 719 00 00
E-mail: investor.relations@ericsson.com

Lars Jacobsson, Vice President, Financial Reporting and Analysis
Phone: +46 8 719 9489, +46 70 519 9489
E-mail: lars.jacobsson@lme.ericsson.se

Maria Bernström, Director, Investor Relations
Phone: +46 8 719 5340, +46 70 533 4750
E-mail: maria.bernstrom@lme.ericsson.se

Lotta Lundin, Manager, Investor Relations
Phone: +44 20 701 61 032, +44 7887 628 707
E-mail: lotta.lundin@clo.ericsson.se

Glenn Sapadin, Manager, Investor Relations
Phone: +1 212 685 4030
E-mail: investor.relations@ericsson.com

Media

Pia Gideon, Vice President, External Relations
Phone: +46 8 719 2864, +46 70 519 2864
E-mail: pia.gideon@lme.ericsson.se

Mads Madsen, Director, Media Relations
Phone: +46 8 719 0626, +46 70 666 2903
E-mail: mads.madsen@lme.ericsson.se

Åse Lindskog, Director, Media Relations
Phone: +46 719 9725, +46 730 244 872
E-mail: ase.lindskog@lme.ericsson.se

ERICSSON
CONSOLIDATED INCOME STATEMENT - PRO FORMA

SEK million	Jan-Mar 2002	Jan-Mar 2001**	Change	Jan-Dec 2001**
Net sales	36 966	49 760	-26%	210 837
Cost of sales	-25 253	-29 341	-14%	-138 123
Gross margin	11 713	20 419	-43%	72 714
Gross margin as percentage of net sales	31,7%	41,0%		34,5%
Restructuring costs	0	0		-4 858
Gross margin after restructuring costs	11 713	20 419		67 856
Research and development and other technical expenses	-8 529	-9 507	-10%	-40 247
Selling expenses	-5 592	-7 394	-24%	-27 274
Administrative expenses	-2 652	-2 804	-5%	-11 175
Capitalization of development expenses, net	-64	-4		-2 135
Operating expenses	-16 837	-19 709	-15%	-80 831
Operating expenses as percentage of net sales	45,5%	39,6%		38,3%
Restructuring costs	0	0		-6 242
Operating expenses including restructuring costs	-16 837	-19 709		-87 073
Capital gains/losses	267	5 712		6 126
Other operating revenues	504	368	37%	2 994
Share in earnings of JV and assoc. companies	-56	-5 511		-14 662
Restructuring costs, phones	0	0		-3 900
Operating income *	-4 409	1 279		-28 659
Financial income	889	1 041	-15%	3 743
Financial expenses	-1 682	-1 529	10%	-6 373
Income after financial items	-5 202	791		-31 289
Minority interest in income before taxes	-107	-185	-42%	-1 155
Income before taxes	-5 309	606		-32 444
Taxes	1 593	-185		9 686
Net income	-3 716	421		-22 758
* Of which items affecting comparability				
Non-operational capital gains/losses, net	102	42		347
Capital gain, Juniper	0	5 453		5 453
Restructuring costs	0	0		-15 000
Total	102	5 495		-9 200
Adjusted operating income	-4 511	-4 216		-19 459
Adjusted operating margin (%)	-12,2%	-8,5%		-9,2%
Adjusted income before taxes	-5 411	-4 889		-23 244

Restated as if changed accounting principles in Sweden 2002 regarding capitalization of development costs had been applied also in previous years.
*** Pro forma format also reflects results with parts of Phones transferred to the joint venture Sony Ericsson Mobile Communications, accounted for under the equity method.*

ERICSSON

CONSOLIDATED INCOME STATEMENT - PRO FORMA

SEK million	2001** Q1	2001** Q2	2001** Q3	2001** Q4	2002 Q1
Net sales	49,760	55,535	47,004	58,538	36,966
Cost of sales	-29,341	-35,405	-30,729	-42,648	-25,253
Gross margin	20,419	20,130	16,275	15,890	11,713
Gross margin as percentage of net sales	41.0%	36.2%	34.6%	27.1%	31.7%
Restructuring costs	0	-2,600	0	-2,258	0
Gross margin after restructuring costs	20,419	17,530	16,275	13,632	11,713
Research and development and other technical expenses	-9,507	-11,461	-9,749	-9,530	-8,529
Selling expenses	-7,394	-6,323	-5,674	-7,883	-5,592
Administrative expenses	-2,804	-2,927	-2,494	-2,950	-2,652
Capitalization of development expenses, net	-4	231	-529	-1,833	-64
Operating expenses	-19,709	-20,480	-18,446	-22,196	-16,837
Operating expenses as percentage of net sales	39.6%	36.9%	39.2%	37.9%	45.5%
Restructuring costs	0	-8,500	0	2,258	0
Operating expenses including restructuring costs	-19,709	-28,980	-18,446	-19,938	-16,837
Capital gains	5,712	67	-95	442	267
Other operating revenues	368	879	847	900	504
Share in earnings of JV and assoc. companies	-5,511	-4,475	-4,018	-658	-56
Restructuring costs, phones	0	-3,900	0	0	0
Operating income *	1,279	-18,879	-5,437	-5,622	-4,409
Financial income	1,041	436	782	1,484	889
Financial expenses	-1,529	-1,370	-1,199	-2,275	-1,682
Income after financial items	791	-19,813	-5,854	-6,413	-5,202
Minority interest in income before taxes	-185	-287	-332	-351	-107
Income before taxes	606	-20,100	-6,186	-6,764	-5,309
Taxes	-185	6,329	1,562	1,981	1,593
Net income	421	-13,771	-4,624	-4,783	-3,716
* Of which items affecting comparability					
Non-operational capital gains/losses, net	42	-39	165	179	102
Capital gain, Juniper	5,453	0	0	0	0
Restructuring costs	0	-15,000	0	0	0
Total	5,495	-15,039	165	179	102
Adjusted operating income	-4,216	-3,840	-5,602	-5,801	-4,511
Adjusted operating margin (%)	-8.5%	-6.9%	-11.9%	-9.9%	-12.2%
Adjusted income before taxes	-4,889	-5,061	-6,351	-6,943	-5,411

Restated as if changed accounting principles in Sweden 2002 regarding capitalization of development costs had been applied also in previous years.

*** Pro forma format also reflects results with parts of Phones transferred to the joint venture Sony Ericsson Mobile Communications, accounted for under the equity method.*

ERICSSON
CONSOLIDATED BALANCE SHEET - PRO FORMA

SEK million	Mar 31 2002	Dec 31 2001	Mar 31 2001
Fixed assets			
Intangible assets			
Capitalized development expenses	18,784	18,848	20,979
Other	12,737	13,066	13,425
Tangible assets	16,952	17,746	25,396
Financial assets			
Equity in JV and associated companies	2,959	3,135	1,367
Other investments	3,161	3,101	2,966
Long-term customer financing	8,739	7,933	11,410
Other long-term receivables	17,781	15,466	7,964
Total fixed assets	81,113	79,295	83,507
Current assets			
Inventories	24,596	24,910	48,521
Receivables			
Accounts receivable - trade	51,123	57,236	72,063
Short-term customer financing	3,989	6,833	7,240
Other receivables	43,064	39,171	50,035
Short-term cash investments, cash and bank	55,922	68,924	21,143
Total current assets	178,694	197,074	199,002
Total assets	259,807	276,369	282,509
Stockholders' equity	77,049	81,781	108,330
Minority interest in equity of consolidated subsidiaries	3,441	3,653	3,176
Provisions	38,746	38,589	31,691
Long-term liabilities	52,700	54,886	26,606
Current liabilities	87,871	97,460	112,706
Total stockholders' equity, provisions and liabilities	259,807	276,369	282,509
Of which interest-bearing provisions and liabilities	80,957	90,078	63,988
Assets pledged as collateral	1,828	2,615	234
Contingent liabilities	15,331	10,205	7,327

Restated as if changed accounting principles in Sweden 2002 regarding capitalization of development costs had been applied also in previous years.

ERICSSON
CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Mar		Jan-Dec
SEK million	2002	2001	2001
Net income and adjustments to reconcile net income to cash	-6,324	-6,743	-34,755
Changes in operating net assets			
Inventories	-201	-2,550	20,103
Customer financing, short-term and long-term	1,952	-480	3,903
Accounts receivable - trade	4,817	5,974	19,653
Other	-3,068	-16,558	-7,174
Cash flow from operating activities	-2,824	-20,357	1,730
Cash flow from investing activities	-1,237	2,269	5,185
Cash flow before financing activities	-4,061	-18,088	6,915
Dividends paid	-50	-2	-4,295
Other financing activities	-8,403	4,202	29,918
Cash flow from financing activities	-8,453	4,200	25,623
Effect of exchange rate changes on cash	-488	-617	738
Net change in cash	-13,002	-14,505	33,276
Cash and cash equivalents, beginning of period	68,924	35,648	35,648
Cash and cash equivalents, end of period	55,922	21,143	68,924

Pro forma restatements of Income Statement and Balance Sheet did not affect Cash Flows.

ERICSSON
CHANGES IN STOCKHOLDERS' EQUITY - PRO FORMA

	Jan-Mar 2002	Jan-Dec 2001	Jan-Mar 2001
Opening balance	81,781	106,374	106,374
Stock issue	-	155	-
Conversion of debentures	-	11	8
Repurchase of own stock	-	-156	-
Dividends paid	-	-3,954	-
Changes in cumulative translation	-1,016	2,110	1,475
Net income	-3,716	-22,758	421
Other changes	0	-1	52
Closing balance *	**77,049**	**81,781**	**108,330**
* of which Capitalized development expenses	13,149	13,194	14,685

Restated as if changed accounting principles in Sweden 2002 regarding capitalization of development costs had been applied also in previous years.

ADJUSTED OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER - PRO FORMA

(SEK m.)

	2001*				2002
Year to date	**0103**	**0106**	**0109**	**0112**	**0203**
Systems	1,962	2,442	2,559	1,104	-2,863
Phones	-5,512	-9,964	-13,947	-14,649	0
Other operations	-410	139	-1,287	-4,255	-1,343
Unallocated**	-256	-673	-983	-1,659	-305
Total	**-4,216**	**-8,056**	**-13,658**	**-19,459**	**-4,511**
Items affecting comparability:					
- Non-operational capital gains/losses, net	42	3	168	347	102
- Capital gain Juniper Networks	5,453	5,453	5,453	5,453	0
- Restructuring costs	0	-15,000	-15,000	-15,000	0
Total	5,495	-9,544	-9,379	-9,200	102

	2001*				2002
As percentage of Net Sales	**0103**	**0106**	**0109**	**0112**	**0203**
Systems	4%	3%	2%	1%	-9%
Phones***	-	-	-	-	-
Other operations	-5%	1%	-6%	-13%	-24%
Total	**-8%**	**-8%**	**-9%**	**-9%**	**-12%**

	2001*				2002
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**
Systems	1,962	480	117	-1,455	-2,863
Phones	-5,512	-4,452	-3,983	-702	0
Other operations	-410	549	-1,426	-2,968	-1,343
Unallocated**	-256	-417	-310	-676	-305
Total	**-4,216**	**-3,840**	**-5,602**	**-5,801**	**-4,511**
Items affecting comparability:					
- Non-operational capital gains/losses, net	42	-39	165	179	102
- Capital gain Juniper Networks	5,453	0	0	0	0
- Restructuring costs	0	-15,000	0	0	0
Total	5,495	-15,039	165	179	102

	2001*				2002
As percentage of Net Sales	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**
Systems	4%	1%	0%	-3%	-9%
Phones***	-	-	-	-	-
Other operations	-5%	7%	-24%	-29%	-24%
Total	**-8%**	**-7%**	**-12%**	**-10%**	**-12%**

Restated as if changed accounting principles in Sweden 2002 regarding capitalization of development costs had been applied also in previous years.

* Pro forma format also reflects results with parts of Phones transferred to the joint venture Sony Ericsson Mobile Communications, accounted for under the equity method.

** "Unallocated" consists mainly of costs for corporate staffs, certain goodwill amortization and non-operational gains and losses

***Calculation not applicable

ORDERS BOOKED BY SEGMENT BY QUARTER - PRO FORMA
(SEK m.)

Year to date	2001* 0103	0106	0109	0112	2002 0203
Systems	62,822	113,779	149,085	183,281	37,701
of which Mobile Systems	*54,731*	*98,568*	*129,932*	*161,433*	*35,008*
Multi-Service Networks	*8,091*	*15,211*	*19,153*	*21,848*	*2,693*
Other operations	9,011	15,211	19,983	27,411	6,268
Less : Intersegment orders	-2,524	-5,249	-7,231	-8,925	-2,076
Total	**69,309**	**123,741**	**161,837**	**201,767**	**41,893**

Change	0203
Systems	-40%
of which Mobile Systems	*-36%*
Multi-Service Networks	*-67%*
Other operations	-30%
Less : Intersegment orders	-
Total	**-40%**

Isolated quarters	2001* Q1	Q2	Q3	Q4	2002 Q1
Systems	62,822	50,957	35,306	34,196	37,701
of which Mobile Systems	*54,731*	*43,837*	*31,364*	*31,501*	*35,008*
Multi-Service Networks	*8,091*	*7,120*	*3,942*	*2,695*	*2,693*
Other operations	9,011	6,200	4,772	7,428	6,268
Less : Intersegment orders	-2,524	-2,725	-1,982	-1,694	-2,076
Total	**69,309**	**54,432**	**38,096**	**39,930**	**41,893**

Change	Q1
Systems	-40%
of which Mobile Systems	*-36%*
Multi-Service Networks	*-67%*
Other operations	-30%
Less : Intersegment orders	-
Total	**-40%**

NET SALES BY SEGMENT BY QUARTER - PRO FORMA
(SEK m.)

Year to date	2001* 0103	0106	0109	0112	2002 0203
Systems	44,367	95,429	138,576	188,697	33,323
of which Mobile Systems	*37,046*	*80,167*	*117,503*	*161,554*	*30,036*
Multi-Service Networks	*7,321*	*15,262*	*21,073*	*27,143*	*3,287*
Other operations	8,025	15,534	21,542	31,762	5,706
Less : Intersegment sales	-2,632	-5,668	-7,819	-9,622	-2,063
Total	**49,760**	**105,295**	**152,299**	**210,837**	**36,966**

Change	0203
Systems	-25%
of which Mobile Systems	*-19%*
Multi-Service Networks	*-55%*
Other operations	-29%
Less : Intersegment sales	-
Total	**-26%**

Isolated quarters	2001* Q1	Q2	Q3	Q4	2002 Q1
Systems	44,367	51,062	43,147	50,121	33,323
of which Mobile Systems	*37,046*	*43,121*	*37,336*	*44,051*	*30,036*
Multi-Service Networks	*7,321*	*7,941*	*5,811*	*6,070*	*3,287*
Other operations	8,025	7,509	6,008	10,220	5,706
Less : Intersegment sales	-2,632	-3,036	-2,151	-1,803	-2,063
Total	**49,760**	**55,535**	**47,004**	**58,538**	**36,966**

Change	Q1
Systems	-25%
of which Mobile Systems	*-19%*
Multi-Service Networks	*-55%*
Other operations	-29%
Less : Intersegment sales	-
Total	**-26%**

* Pro forma format reflects parts of Phones transferred to Sony Ericsson Mobile Communications.

ORDERS BOOKED BY MARKET AREA BY QUARTER - PRO FORMA

(SEK m.)

	2001**				2002
Year to date	*0103*	*0106*	*0109*	*0112*	*0203*
Europe, Middle East, Africa*	37,329	59,083	81,096	92,702	19,493
North America	6,191	10,473	14,830	24,635	7,003
Latin America	11,581	20,847	24,731	31,083	4,846
Asia Pacific	14,208	33,338	41,180	53,347	10,551
Total	**69,309**	**123,741**	**161,837**	**201,767**	**41,893**
* Of which Sweden	1,827	4,665	5,654	8,675	2,437
* Of which EU	25,289	40,610	50,814	57,057	8,877

Change	0203
Europe, Middle East, Africa*	-48%
North America	13%
Latin America	-58%
Asia Pacific	-26%
Total	-40%
* Of which Sweden	33%
* Of which EU	-65%

	2001**				2002
Isolated quarters	Q1	Q2	Q3	Q4	Q1
Europe, Middle East, Africa*	37,329	21,754	22,013	11,606	19,493
North America	6,191	4,282	4,357	9,805	7,003
Latin America	11,581	9,266	3,884	6,352	4,846
Asia Pacific	14,208	19,130	7,842	12,167	10,551
Total	**69,309**	**54,432**	**38,096**	**39,930**	**41,893**
* Of which Sweden	1,827	2,838	989	3,021	2,437
* Of which EU	25,289	15,321	10,204	6,243	8,877

Change	Q1
Europe, Middle East, Africa*	-48%
North America	13%
Latin America	-58%
Asia Pacific	-26%
Total	-40%
* Of which Sweden	33%
* Of which EU	-65%

NET SALES BY MARKET AREA BY QUARTER - PRO FORMA

(SEK m.)

	2001**				2002
Year to date	0103	0106	0109	0112	0203
Europe, Middle East, Africa*	23,357	48,575	69,642	97,133	17,606
North America	5,528	11,077	16,984	25,190	4,072
Latin America	7,707	16,716	22,408	32,096	4,311
Asia Pacific	13,168	28,927	43,265	56,418	10,977
Total	**49,760**	**105,295**	**152,299**	**210,837**	**36,966**
* Of which Sweden	1,492	3,135	4,397	6,656	1,974
* Of which EU	14,901	30,568	43,626	59,206	10,867

Change	0203
Europe, Middle East, Africa*	-25%
North America	-26%
Latin America	-44%
Asia Pacific	-17%
Total	-26%
* Of which Sweden	32%
* Of which EU	-27%

	2001**				2002
Isolated quarters	Q1	Q2	Q3	Q4	Q1
Europe, Middle East, Africa*	23,357	25,218	21,067	27,491	17,606
North America	5,528	5,549	5,907	8,206	4,072
Latin America	7,707	9,009	5,692	9,688	4,311
Asia Pacific	13,168	15,759	14,338	13,153	10,977
Total	**49,760**	**55,535**	**47,004**	**58,538**	**36,966**
* Of which Sweden	1,492	1,643	1,262	2,259	1,974
* Of which EU	14,901	15,667	13,058	15,580	10,867

Change	Q1
Europe, Middle East, Africa*	-25%
North America	-26%
Latin America	-44%
Asia Pacific	-17%
Total	-26%
* Of which Sweden	32%
* Of which EU	-27%

** Pro forma format reflects parts of Phones transferred to Sony Ericsson Mobile Communications.

NUMBER OF EMPLOYEES BY SEGMENT BY QUARTER - PRO FORMA

	2001*				2002
	0103	0106	0109	0112	0203
Systems	75,897	77,448	72,111	68,525	66,301
Other operations	18,623	16,284	16,167	16,286	15,315
Unallocated	440	414	394	387	396
Total	**94,960**	**94,146**	**88,672**	**85,198**	**82,012**

Change	0203
Systems	-13%
Other operations	-18%
Unallocated	-10%
Total	**-14%**

* Pro forma format reflects parts of Phones transferred to Sony Ericsson Mobile Communications.

EXTERNAL ORDERS BOOKED BY MARKET AREA AND SEGMENT

(SEK m.)

Year to date 2002	Systems	Other	Total	Share of Total
Europe, Middle East & Afric	16,574	2,919	19,493	46%
North America	6,662	341	7,003	17%
Latin America	4,372	474	4,846	12%
Asia Pacific	9,838	713	10,551	25%
Total	**37,446**	**4,447**	**41,893**	**100%**
Share of Total	89%	11%	100%	

EXTERNAL NET SALES BY MARKET AREA AND SEGMENT

(SEK m.)

Year to date 2002	Systems	Other	Total	Share of Total
Europe, Middle East & Afric	14,798	2,808	17,606	48%
North America	3,909	163	4,072	11%
Latin America	4,072	239	4,311	12%
Asia Pacific	10,299	678	10,977	29%
Total	**33,078**	**3,888**	**36,966**	**100%**
Share of Total	89%	11%	100%	

TOP 10 MARKETS IN ORDERS AND SALES

Year to date 2002

Orders	Share of total orders
United States	16%
China	11%
Saudi Arabia	9%
Sweden	6%
India	5%
Mexico	4%
Italy	3%
United Kingdom	3%
Brazil	3%
Spain	3%

Sales	Share of total sales
China	14%
United States	11%
Italy	7%
Japan	6%
Sweden	5%
Brazil	5%
United Kindom	5%
Germany	3%
Mexico	3%
Spain	3%

ERICSSON
CONSOLIDATED INCOME STATEMENT

	Jan-Mar			Jan-Dec
SEK million	2002	2001**	Change	2001**
Net sales	36,966	55,932	-34%	231,839
Cost of sales	-25,253	-38,355	-34%	-165,555
Gross margin	11,713	17,577	-33%	66,284
Gross margin as percentage of net sales	31.7%	31.4%		28.6%
Restructuring costs	0	0		-8,345
Gross margin after restructuring costs	11,713	17,577		57,939
Research and development and other technical expenses	-8,529	-10,571	-19%	-43,094
Selling expenses	-5,592	-8,543	-35%	-30,533
Administrative expenses	-2,652	-3,307	-20%	-12,584
Capitalization of development expenses, net	1,005	0		0
Operating expenses	-15,768	-22,421	-30%	-86,211
Operating expenses as percentage of net sales	42.7%	40.1%		37.2%
Restructuring costs	0	0		-6,655
Operating expenses including restructuring costs	-15,768	-22,421		-92,866
Capital gains/losses	267	5,712		6,126
Other operating revenues	504	414	22%	2,992
Share in earnings of JV and assoc. companies	-56	1		-715
Operating income *	-3,340	1,283		-26,524
Financial income	889	1,041	-15%	3,743
Financial expenses	-1,682	-1,529	10%	-6,373
Income after financial items	-4,133	795		-29,154
Minority interest in income before taxes	-107	-185	-42%	-1,155
Income before taxes	-4,240	610		-30,309
Taxes	1,272	-186		9,045
Net income	-2,968	424		-21,264
Earnings per share, basic (SEK)	-0.38	0.05		-2.69
Earnings per share, diluted (SEK)	-0.38	0.05		-2.69
* Of which items affecting comparability				
Non-operational capital gains/losses, net	102	42		347
Capital gain, Juniper	0	5,453		5,453
Restructuring costs	0	0		-15,000
Total	102	5,495		-9,200
Adjusted operating income	-3,442	-4,212		-17,324
Adjusted operating margin (%)	-9.3%	-7.5%		-7.5%
Adjusted income before taxes	-4,342	-4,885		-21,109

*** Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies with a controlling interest.*

ERICSSON
CONSOLIDATED BALANCE SHEET

SEK million	Mar 31 2002	Dec 31* 2001	Mar 31* 2001
Fixed assets			
Intangible assets			
Capitalized development expenses	1,005	0	0
Other	12,737	13,066	13,425
Tangible assets	16,952	17,746	25,396
Financial assets			
Equity in JV and associated companies	2,959	3,135	1,367
Other investments	3,161	3,101	2,966
Long-term customer financing	8,739	7,933	11,410
Other long-term receivables	17,781	15,466	7,964
Total fixed assets	63,334	60,447	62,528
Current assets			
Inventories	24,596	24,910	48,521
Receivables			
Accounts receivable - trade	51,123	57,236	72,063
Short-term customer financing	3,989	6,833	7,240
Other receivables	43,064	39,171	50,035
Short-term cash investments, cash and bank	55,922	68,924	21,143
Total current assets	178,694	197,074	199,002
Total assets	242,028	257,521	261,530
Stockholders' equity	64,603	68,587	93,645
Minority interest in equity of consolidated subsidiaries	3,441	3,653	3,176
Provisions	33,413	32,935	25,397
Long-term liabilities	52,700	54,886	26,606
Current liabilities	87,871	97,460	112,706
Total stockholders' equity, provisions and liabilities	242,028	257,521	261,530
Of which interest-bearing provisions and liabilities	80,957	90,078	63,988
Assets pledged as collateral	1,828	2,615	234
Contingent liabilities	15,331	10,205	7,327

* Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies with a controlling interest.

ERICSSON

CHANGES IN STOCKHOLDERS' EQUITY

	Jan-Mar 2002	Jan-Dec* 2001	Jan-Mar* 2001
Opening balance	68,587	91,686	91,686
Stock issue	-	155	-
Conversion of debentures	-	11	8
Repurchase of own stock	-	-156	-
Dividends paid	-	-3,954	-
Changes in cumulative translation	-1,016	2,110	1,475
Net income	-2,968	-21,264	424
Other changes	-	-1	52
Closing balance	**64,603**	**68,587**	**93,645**

* Restated for changed accounting principles in Sweden 2002 regarding consolidation of companies with a controlling interest.

ERICSSON
OTHER INFORMATION

SEK million	Jan-Mar 2002	Jan-Dec 2001	Jan-Mar 2001
Number of shares and earnings per share			
Number of shares outstanding, basic, end of period (million)	8,066	8,066	7,910
Number of shares outstanding, diluted, end of period (million)	8,142	8,147	7,987
Number of treasury shares , end of period (million)	157	157	2
Average number of shares, basic (million)	7,909	7,909	7,908
Average number of shares, diluted (million)	7,985	7,988	7,985
Earnings per share, basic (SEK)	-0.38	-2.69	0.05
Earnings per share, diluted (SEK)*	-0.38	-2.69	0.05
Approximate earnings per share, diluted, per U.S. GAAP (SEK)*	-0.36	-3.14	-0.29
Ratios			
Equity ratio, percent	28.1	28.1	37.0
Capital turnover (times)	1.0	1.5	1.4
Accounts receivable turnover (times)	2.7	3.5	3.0
Inventory turnover (times)	4.1	4.8	3.3
Return on equity, percent	-17.8	-26.5	1.8
Return on capital employed, percent	-6.3	-14.5	5.9
Days Sales Outstanding	108	88	116
Other			
Additions to tangible fixed assets	1,366	8,306	2,797
- Of which in Sweden	322	3,374	1,023
Total depreciation on tangible and intangible assets	1,355	7,781	2,283
- Of which goodwill	276	1,123	226
- Of which capitalized development expenses	45	0	0
Orders booked	41,893	221,477	75,499
Export from Sweden	22,344	121,277	36,457
Net debt	25,035	20,956	42,845
Exchange rates used in the consolidation			
Euro - average rate	9.15	9.26	8.96
- closing rate	9.03	9.37	9.13
USD - average rate	10.53	10.36	9.79
- closing rate	10.36	10.63	10.32

* Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.